ATS-N: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

x⊙ Yes ◉ No

Luminex Trading & Analytics LLC ("Luminex" or the "Firm") is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. The Luminex ATS has a feature called "LeveLUp" that allows Luminex ATS Subscribers who have opted in to the feature to have Luminex route certain of their orders from Luminex to the LeveL ATS. Please see the Luminex ATS Form ATS-N for details on the rules and policies of the LeveLUp feature.

Orders received from the Luminex ATS are handled by the LeveL ATS in the same manner as orders from any other LeveL ATS subscriber and do not have any special or different priority in the LeveL ATS. The MPID for Luminex as broker-dealer operator is LTAA. Orders routed by Luminex to the LeveL ATS are agency capacity only. No other business units of the broker-dealer operator are permitted to enter or direct the entry of orders or trading interest to the LeveL ATS.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

x⊙ Yes No

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet

⊙ Yes x No

specified thresholds of trading or quoting activity)?	
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?	○ Yes ◉ No

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?	x○ Yes ◉ No As described in Item 1(a) above, Luminex is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow Luminex to route certain Luminex ATS Subscriber orders to the LeveL ATS. LeveL ATS subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers (“Contra-party Permissioning”). See Part III Item 14. Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest routed to the LeveL ATS by Luminex, the broker-dealer operator of both the LeveL ATS and the Luminex ATS, relating to the LeveLUp feature of the Luminex ATS.
b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?	◉ Yes ○ No
If yes, explain the opt-out process.	Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the

orders and trading interest of an Affiliate of Luminex (in such Affiliate's capacity as a LeveL ATS subscriber).

Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). A subscriber may utilize Internalization-Only permissioning or Desk Permissioning such that the subscriber's orders are ineligible to interact with other orders submitted by an Affiliate of Luminex or any other LeveL ATS subscriber.

Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups (as defined at Part III Item 13). As noted at Part III Item 13, all subscribers are members of one or more Predetermined Counterparty Groups. Accordingly, a subscriber that elects to not interact with one or more Predetermined Counterparty Groups may effectively opt out of interacting with the orders and trading interest of an Affiliate(s) of Luminex. While a Predetermined Counterparty Group may exclude trading interest of one or more Affiliates of Luminex, the identities of the subscribers comprising each Predetermined Counterparty Group are not disclosed to subscribers (other than a subscriber's own Predetermined Counterparty Group categorization(s)).

Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group" and, together with Predetermined Counterparty Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on Luminex's willingness and ability to support such a proposed Custom Counterparty Group. While a Custom Counterparty Group may exclude trading interest of an Affiliate of Luminex, the identities of the subscribers comprising any Custom Counterparty Group will not be disclosed to the subscriber making the election.

See Part III Items 13 and 14 for additional information regarding subscriber segmentation and counterparty permissioning.

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?	⦿ Yes ○ No

Item 4: <u>Arrangements with Trading Centers</u>

| a. Are there any formal or informal arrangements (e.g. mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g. arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)? | x⊙ Yes ⦿ No

As described in Item 1(a) above, Luminex is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow Luminex to route certain Luminex ATS Subscriber orders to the LeveL ATS.   This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The LeveL ATS has no other agreements with any other Trading Centers to access the LeveL ATS services. |